SCHEDULE 13D AMENDMENT NO. 10

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 10
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           The Leslie Fay Company Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    527016109
                                 (CUSIP Number)


                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 12, 1999
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box: /_/

Check the following box if a fee is being paid with this statement: /_/


                               Page 1 of 14 pages

                                  SCHEDULE 13D

CUSIP No.  527016109                                          Page 2 of 14 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN & CO., L.P. 13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                           (a) /_/

                                           (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

     WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

                       7)   SOLE VOTING POWER
                            Not Applicable
     NUMBER
     OF                8)   SHARED VOTING POWER
     SHARES                 550,736 (See Item 5)
     BENEFICIALLY
     OWNED BY          9)   SOLE DISPOSITIVE POWER
     EACH                   Not Applicable
     REPORTING
     PERSON           10)   SHARED DISPOSITIVE POWER
     WITH                   550,736 (See Item 5)

11)  AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     550,736 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                            /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1% (See Item 5)

14)  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No.  527016109                                          Page 3 of 14 Pages


1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN FOCUS FUND L.P. 13-3746015

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                           (a) /_/

                                           (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

     WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

                       7)   SOLE VOTING POWER
                            Not Applicable
     NUMBER
     OF                8)   SHARED VOTING POWER
     SHARES                 0 (See Item 5)
     BENEFICIALLY
     OWNED BY          9)   SOLE DISPOSITIVE POWER
     EACH                   Not Applicable
     REPORTING
     PERSON           10)   SHARED DISPOSITIVE POWER
     WITH                   0 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0% (See Item 5)

14)  TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No.  527016109                                          Page 4 of 14 Pages


1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                            (a) /_/

                                            (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

     WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS

                       7)   SOLE VOTING POWER
                            Not Applicable
     NUMBER
     OF                8)   SHARED VOTING POWER
     SHARES                 91,000 (See Item 5)
     BENEFICIALLY
     OWNED BY          9)   SOLE DISPOSITIVE POWER
     EACH                   Not Applicable
     REPORTING
     PERSON           10)   SHARED DISPOSITIVE POWER
     WITH                   91,000 (See Item 5)

11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     91,000 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.5% (See Item 5)

14)  TYPE OF REPORTING PERSON

     CO

                                  SCHEDULE 13D

CUSIP No.  527016109                                          Page 5 of 14 Pages


1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS, L.P. 13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                           (a) /_/

                                           (b) SEE ITEM 5

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

     AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

                       7)   SOLE VOTING POWER
                            Not Applicable
     NUMBER
     OF                8)   SHARED VOTING POWER
     SHARES                 550,736 (See Item 5)
     BENEFICIALLY
     OWNED BY          9)   SOLE DISPOSITIVE POWER
     EACH                   Not Applicable
     REPORTING
     PERSON           10)   SHARED DISPOSITIVE POWER
     WITH                   550,736 (See Item 5)

11) AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     550,736 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1% (See Item 5)

14) TYPE OF REPORTING PERSON

     PN

                                  SCHEDULE 13D

CUSIP No.  527016109                                          Page 6 of 14 Pages


1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DICKSTEIN PARTNERS INC. 13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                          (a) /_/

                                          (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

     AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

                       7)   SOLE VOTING POWER
                            Not Applicable
     NUMBER
     OF                8)   SHARED VOTING POWER
     SHARES                 641,736 (See Item 5)
     BENEFICIALLY
     OWNED BY          9)   SOLE DISPOSITIVE POWER
     EACH                   Not Applicable
     REPORTING
     PERSON           10)   SHARED DISPOSITIVE POWER
     WITH                   641,736 (See Item 5)

11)  AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     641,736 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.6% (See Item 5)

14)  TYPE OF REPORTING PERSON

     CO

                                  SCHEDULE 13D

CUSIP No.  527016109                                          Page 7 of 14 Pages


1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) /_/

                                                (b) SEE ITEM 5

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

     PF, AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

                       7)   SOLE VOTING POWER
                            10,000(1)
     NUMBER
     OF                8)   SHARED VOTING POWER
     SHARES                 641,736 (See Item 5)
     BENEFICIALLY
     OWNED BY          9)   SOLE DISPOSITIVE POWER
     EACH                    10,000(1)
     REPORTING
     PERSON           10)   SHARED DISPOSITIVE POWER
     WITH                   641,736 (See Item 5)

11)  AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

     651,736 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                              /_/

----------

(1) Consists of 10,000 shares of Common Stock issuable upon exercise of options held by the reporting person.

                                  SCHEDULE 13D

CUSIP No.  527016109                                          Page 8 of 14 Pages


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.8% (See Item 5)

14)  TYPE OF REPORTING PERSON

     IN

                                  SCHEDULE 13D

CUSIP No.  527016109                                          Page 9 of 14 Pages


                        Amendment No. 10 to Schedule 13D

     This amends the Schedule 13D dated August 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated August 21, 1997, Amendment No. 2 dated August 28, 1997, Amendment No. 3 dated September 5, 1997, Amendment No. 4 dated September 10, 1997, Amendment No. 5 dated September 19, 1997, Amendment No. 6 dated September 24, 1997, Amendment No. 7 dated November 10, 1997, Amendment No. 8 filed March 10, 1999, and Amendment No. 9 filed on March 25, 1999 by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 10, the Schedule 13D speaks as of its respective dates. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

     I. Item 4 of the Schedule 13D "Purpose of Transaction" is amended by adding the following paragraphs:

     "On May 12, 1999, Dickstein & Co., Dickstein International, Dickstein Focus and Mark Dickstein (the "Dickstein Sellers") sold a total of 2,158,000 shares of Common Stock to two investment funds advised by Three Cities Research, Inc. (the "Three Cities Buyers") at a price of $6.95 per share. At the same time, the Three Cities Buyers and the Company entered into a merger agreement (the "Merger Agreement") pursuant to which the Company will merge (the "Merger") with an entity owned by Three Cities Buyers, stockholders will have the opportunity to elect to receive from the Company $7.00 in cash in exchange for up to 2,111,966 shares of Common Stock in the aggregate and the Company's charter will be amended to modify certain provisions regarding the approval of business combination transactions. Depending upon the number of shares whose holders elect to receive cash, the cash election mechanism will be funded through financing obtained by the Company and/or through the purchase by the Three Cities Buyers in the Merger of Common Stock at a price of $7.00 per share. If holders of more than 2,111,966 shares elect to have their shares purchased by the Company in the Merger, a customary proration procedure will be applied.

                                  SCHEDULE 13D

CUSIP No.  527016109                                         Page 10 of 14 Pages

     The Dickstein Sellers are not a party to the Merger Agreement, and the foregoing description of the terms of the Merger Agreement does not purport to be complete. It is the current intention of the Dickstein Sellers to make a cash election in the Merger with respect to 250,000 of their remaining shares of Common Stock.

     In connection with the sale by the Dickstein Sellers of their shares to the Three Cities Buyers, Mark Dickstein and another person who may be deemed to be a representative of the Reporting Persons on the Company's Board resigned as directors."

     II. Items 5(a) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer" are amended and restated in their entirety as follows:

     "(a) The Reporting Persons beneficially own an aggregate of 651,736 shares of Common Stock, representing approximately 10.8% of the Common Stock outstanding. Dickstein & Co. owns 550,736 of such shares, representing approximately 9.1% of the Common Stock outstanding, Dickstein International owns 91,000 of such shares, representing approximately 1.5% of the Common Stock outstanding, and Mark Dickstein owns 10,000 of such shares, which are issuable pursuant to currently exercisable options and which represent approximately 0.2% of the Common Stock outstanding.2

     (c) Except for the transactions described in Item 4 or as disclosed in a prior amendment to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days.

     III. Item 6 of the Schedule 13D "Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer" is amended by adding the following paragraphs:

     "In connection with the sale of Common Stock to Three Cities Buyers, the Dickstein Sellers entered into a Stock Purchase Agreement with the Three Cities Buyers (the "Stock Purchase Agreement") and an agreement with the Company (the "Company

----------

(2) Percentages are based upon 6,041,138 shares of Common Stock reported outstanding as of May 1, 1999 in the Company's press release issued May 6, 1999. All share amounts and related data reflect a two-for-one split of the Common Stock distributed on July 1, 1998,

                                  SCHEDULE 13D

CUSIP No.  527016109                                         Page 11 of 14 Pages


Agreement"). In addition to the sale of Common Stock to the Three Cities Buyers, the Stock Purchase Agreement provides that the Dickstein Sellers will vote their remaining shares of Common Stock in favor of the Merger and will not vote in favor of a transaction that is inconsistent with the Merger, and that the Three Cities Buyers will vote their shares in favor of one nominee of the Dickstein Sellers for election as director of the Company, so long as the Dickstein Sellers own at least 5% of the outstanding Common Stock. The Stock Purchase Agreement also provides that, if prior to the Merger any person enters into discussions or negotiations with the Company or the Three Cities Buyers, or makes an offer, with respect to the acquisition of the Company, substantially all of the assets of the Company or at least a majority of the outstanding voting shares of the Company (an "Alternative Transaction"), and such third party consummates an Alternative Transaction within 12 months of the date of the Stock Purchase Agreement, the Three Cities Buyers will make further payment to the Dickstein Sellers. The additional consideration will equal, in the aggregate, the difference between the per share price paid in the Alternative Transaction and $6.95 multiplied by 650,000, less an imputed cost of capital of 1% per month, except that if the Alternative Transaction is for less than all outstanding voting shares, the additional consideration will be prorated according to the percentage of shares purchased in the Alternative Transaction. The Stock Purchase Agreement is annexed to this Schedule as Exhibit 3, and the forgoing description of the document is qualified by reference to that Exhibit.

     The Company Agreement contains a number of agreements between the Company and the Dickstein Sellers, including that the Company will maintain the effectiveness and currency of a shelf registration statement for the resale by the Dickstein Sellers of their remaining shares so long as the Dickstein Sellers own at least 5% of the outstanding shares of Common Stock or have a designee on the Company's Board; that unvested options and any restricted stock of the directors of the Company representing the Dickstein Sellers who resigned in connection with the Three Cities transaction or, in the case of a continuing Dickstein nominee, who ceases in the future to be a director, will vest upon termination of their office and, in the case of options, will remain outstanding for the balance of the option term; that so long as the Dickstein Sellers own at least 5% of the outstanding Common Stock they will be entitled to nominate one director to the Company's Board; that neither the Company nor the Dickstein Sellers has any claims against the other; and that the Company will reimburse the Dickstein Sellers for certain expenses. The Company Agreement is

                                  SCHEDULE 13D

CUSIP No.  527016109                                         Page 12 of 14 Pages


annexed to this Schedule as Exhibit 4, and the foregoing description of the document is qualified by reference to that Exhibit."

     IV. Item 7 of the Schedule 13D "Materials to be filed as Exhibits" shall be amended by adding the following Exhibits:

     Exhibit 3: Stock Purchase Agreement by and among Three Cities Offshore II, C.V., Three Cities Fund II L.P. and Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited and Mark Dickstein dated as of May 12, 1999.

     Exhibit 4: Agreement dated as of May 12, 1999 by and among The Leslie Fay Company, Inc. and Dickstein & Co., L.P., Dickstein Focus Fund L.P., Dickstein International Limited and Mark B. Dickstein.

                                  SCHEDULE 13D

CUSIP No.  527016109                                         Page 13 of 14 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  May 13, 1999

                              DICKSTEIN & CO., L.P.

                              By: Alan Cooper,
                                  as Vice President of Dickstein Partners Inc., the general partner of
                                  Dickstein Partners, L.P.,
                                  the general partner of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              -----------------------------------
                              Name: Alan Cooper

                              DICKSTEIN INTERNATIONAL LIMITED

                              By: Alan Cooper,
                                  as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                              /s/ Alan Cooper
                              -----------------------------------
                              Name: Alan Cooper

                              DICKSTEIN FOCUS FUND L.P.

                              By: Alan Cooper,
                                  as Vice President of Dickstein Partners Inc., the general partner of
                                  Dickstein Partners, L.P.,
                                  the general partner of
                                  Dickstein Focus Fund L.P.

                              /s/ Alan Cooper
                              -----------------------------------
                              Name: Alan Cooper

                                  SCHEDULE 13D

CUSIP No.  527016109                                         Page 14 of 14 Pages


                              DICKSTEIN PARTNERS, L.P.

                              By: Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein Partners, L.P.

                              /s/ Alan Cooper
                              -----------------------------------
                              Name: Alan Cooper


                              DICKSTEIN PARTNERS INC.

                              By: Alan Cooper, as Vice President


                              /s/ Alan Cooper
                              -----------------------------------
                              Name: Alan Cooper


                              /s/ Mark Dickstein
                              -----------------------------------
                              Name: Mark Dickstein